PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Holdings N.V. Signs Agreement to Convert 30 Airbus A320/A321s From Passenger to Freighter Aircraft

Launch Customer for Airbus A320 Family Conversion Programme

Amsterdam, The Netherlands; July 16, 2008 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) today announced that it has signed an agreement with Airbus Freighter Conversions GmbH (“AFC”) for converting 30 of its older Airbus A320s and A321s from passenger to freighter aircraft. With this agreement, AerCap will also become the launch customer for the A320/A321 passenger to freighter (“P2F”) conversion programme of AFC and will provide the first aircraft for AFC’s A320 Family P2F certification expected for 2011. The other 29 firm conversion slots are scheduled between 2012 and 2015.

Klaus Heinemann, Chief Executive Officer of AerCap, said:

“The launch of the A320/A321 freighter conversion programme is a great opportunity for AerCap to position itself as a leasing company in the cargo market, which is characterized by substantial replacement requirements for the aging freighter fleet through aircraft types with lower fuel-consumption and emissions. Expansion into the freighter segment will further advance the diversification of our asset and customer base.”

Klaus Heinemann further commented:

“The passenger-to-cargo conversion project also shows that AerCap is continuously developing its business model of managing aircraft and engines throughout their entire lifecycle. The conversion is expected to extend the service life of the older A320 Family aircraft in our portfolio significantly, at returns that are typically more attractive than those for passenger variants of the same aircraft with this age profile.”

Lars Becker, Chief Executive Officer of Airbus Freighter Conversion, said: “The new A320/A321P2F converted freighter will meet all requirements of the growing air cargo feeder market. It has the best economics in its class and will match very well with AerCap’s portfolio as a leading aviation company. Based on the competencies and capabilities of our parent companies UAC, Irkut, Airbus and EADS-EFW, we in AFC anticipate converting about 400 aircraft into freighters until 2026.”

Industry experts forecast that the global freighter fleet will double in size to over 3,600 units by 2025, with significant growth in the narrowbody freighter segment, which includes the Airbus 320/321 freighters, the Boeing B737-300/-400 and B757-200 cargo aircraft.

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies. AerCap has a fleet of 314 aircraft and 77 commercial engines that were either owned, on order, under contract or letter of intent, or managed. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

About AFC

Airbus Freighter Conversion GmbH (AFC) is responsible for the conversion of Airbus A320/A321 family aircraft. The company is the interface to the customer and responsible for programme coordination, marketing and sales, customer contracts and the delivery of converted aircraft. AFC is an EADS EFW, Airbus, UAC and Irkut joint company, headquartered in Dresden, Germany. The establishment of AFC in March 2007 marked a new step in the long-term, extensive cooperation programme between Russian and European industries. Russian share in the Joint Venture equals 50% and is divided between UAC (25%) and Irkut (25%). The other 50% are divided between EADS EFW (32%) and Airbus (18%). After ramping up the conversion line at EFW’s facility in Dresden, Germany, a second conversion line will be established in Zhukovskij, Russia.

About the A320/A321P2F Conversion Programme

The A320/A321 Passenger to Freighter (P2F) converted aircraft is the most modern solution in the small freighter market segment. Payload varies from 21 to 28 metric tonnes and the aircraft’s range will be up to 2,100nm/3,700 km. Based on its initial design and wider fuselage section, it is possible to carry bulk or containerized freight in the belly holds, which is a unique feature in this market segment, delivering more loading flexibility. During the conversion process the passenger cabin is dismantled and a new reinforced floor structure and cargo loading equipment are added, and a big cargo door is installed in the upper deck of the fuselage to simplify cargo loading.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck	Peter Wortel
Tel. +31 20 655 9616	Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com